

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Lijia Ni
Chief Financial Officer
Oriental Culture Holding LTD
Room 1512 Block 4 Kang Yuan Zhihui Gang
No 50 Jialingjiang East Road
Jiangsu Province 210000
PRC

> **Re: Oriental Culture Holding LTD**
> **Draft Registration Statement on Form F-1/A**
> **Amended on September 16, 2019**
> **CIK No. 0001776067**

Dear Ms. Ni:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, amended on September 16, 2019

The shareholders of our consolidated VIEs may have potential conflicts of interest with us., page 20

1. We note disclosures under "Related Party Transactions" at pages 93 and 94 that the company has entered into relationships with entities "under common control of a major shareholder of Jiangsu Yanggu." Please revise here, or in a separate risk factor, to disclose and discuss the risks posed to the company by virtue of such related party transactions. When you provide this risk factor disclosure, please identify the major shareholder who exerts common control, and disclose the percentage of overall accounts receivable,

accounts payable, other payables, revenues, and selling and marketing expenses derived or expended by virtue of the related party transactions.

Dilution, page 42

2.   Revise to calculate net tangible book value by deducting from total assets, total liabilities and intangible assets, net. In addition, we note that outstanding shares of 10,748,889 does not agree with the total number of outstanding shares of 12,400,000, reported as of June 30, 2019 in the balance sheet on page F-33. Please revise or advise us.

Recently Issued Accounting Pronouncements
Pronoucment not yet adopted, page 57

3.   We note you indicate that as an EGC, the Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards applicable to private companies. You disclose that the Company is planning to adopt Topic 606 in the first quarter of 2020. However, under the guidance in ASC 606-10-65-1b the Company should adopt Topic 606 in the annual reporting period beginning after December 15, 2018, i.e. your annual financial statements for fiscal year ended December 31, 2019. Please revise accordingly and advise us.

Consolidated Financial Statements
Note 1 - Nature of business and organization , page F-7

4.   We note in your response to comment 2, you consider Jiangsu Yanggu and International Exchange to have been under common control because both entities were under the control of the same 18 shareholders since the beginning of 2018. However, it appears from your response that no single individual shareholder held more than a 50% voting ownership interest in both entities and therefore, no individual shareholder in fact controlled both entities. Entities should only be considered under common control if (a) an individual or entity holds more than 50% of the voting ownership interest in each entity; (b) immediate family members hold more that 50% of the voting ownership interest of each entity; or (c) a group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities shares in concert exists. Please revise to account for the share exchange on May 7, 2019 and the reorganization as a business combination or advise us and clarify your disclosure.

Note 3 - Business combinations, page F-45

5.   Please disclose the pro forma information of revenue and earnings of HKDAEx as required per ASC 805-10-50-2(h).

6.   Please update your non-cash transaction information on page F-32 to reflect the total consideration paid for the acquisition of HKDAEx. We note you disclosed the amount of

total consideration net of cash acquired.

7.	We note you disclose that the net purchase price allocation of HKDAEx is based on a valuation performed by an independent valuation firm engaged by the Company. Please describe to us the nature and extent of the valuation expert´s involvement and management´s reliance on the work of the valuation expert. Also, please explain to us your consideration of the guidance in Question 141.02 of the Division's Compliance and Disclosure Interpretations on Securities Act Sections.

The Audited Financial Statemenets of HKDAEx , page F-58

8.	Please provide updated interim period financial statements of HKDAEx as of and for period ended March 31, 2019. In addition, please update the unaudited pro forma combined financial statements for such period presented.

The Unaudited Pro Forma Combined Financial Information As of and For Year Ended December 31, 2018, page F-68

9.	In the introductory paragraph please describe the details of the transaction, the entities involved, and your accounting for it.

10.	We note on page F-67 that the shareholders of HKDAEx sold all issued shares for $1.7 million. Please give effect to this transaction in the pro forma financial statements or advise us.

11.	With respect to Note (a), please describe the nature of $665,078 adjustment to additional paid in capital and how you obtained the pro forma combined weighted average shares of 10,006,575.

12.	In a pro forma balance sheet adjustment, you should give effect to the purchase price allocation. In this regard, we note the disclosure on page F-45.

13.	It appears you should include a pro forma income statement adjustment to give effect to depreciation and amortization as a result of the change in cost basis of property, plant and equipment and intangible assets.

Lijia Ni
Oriental Culture Holding LTD
September 26, 2019
Page 4

  You may contact Christie Wong, Staff Accountant, at 202-51-3684, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Telecommunications

cc: Jeffrey Li